

February 22, 2010

Mail Stop 3010

By U.S. Mail and facsimile to (212) 593-5769

Mr. Robert L. Levy, Chief Financial Officer
Centerline Holding Company
625 Madison Avenue
New York, NY   10022

RE: Centerline Holding Company
File No. 001-13237
Forms 10-K and 10-K/A1 for the year ended December 31, 2008
Forms 10-Q for the quarters ended March 31, 2009, June 30, 2009 and
September 30, 2009

Dear Mr. Levy:

       We have reviewed your response letters dated November 13, 2009 and November 23, 2009, and have the following additional comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Provide to us the information requested if indicated and please be as detailed as necessary in your explanation.

Form 10-K

Financial Statements

Note 2-Summary of Significant Accounting Policies

D. Investments-Equity Method, page 87

   1. We have read and considered your response to comment three. Your response appears to address only your accounting policy for assessing impairment. Please further clarify your future disclosures to explain how you measure impairment losses on your equity method investments. Please show us how you intend to revise your disclosure.

Note 28 – Related Party Transactions

Investment in and Loans to Affiliates; Income Statement Impact, page 150

2. We have read and considered your response to comment five. Please tell us when you will file audited financial statements of AMAC. We will monitor your amendment to your Form 10-K for compliance.

   As appropriate, please respond to our comments within 10 business days or tell us when you will provide us with a response. Please submit your letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

   You may contact Jorge L. Bonilla at (202) 551-3414 or me at (202) 551-3498 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin at (202) 551-3391 with any other questions.

   Sincerely,

   Linda van Doorn
   Senior Assistant Chief Accountant